VIA EDGAR

July 6, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Daniel Morris
Erin Jaskot

Re:	Acropolis Infrastructure Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-254409)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the Representative of the several underwriters, hereby join in the request of Acropolis Infrastructure Acquisition Corp. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, July 8, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Credit Suisse Securities (USA) LLC
As Representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director